UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Revance Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

761330109
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS NovaQuest Pharma Opportunities Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 3,096,650 (1)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 3,096,650 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,096,650 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.1% (2)
12	TYPE OF REPORTING PERSON PN

(1) These securities are held by NovaQuest Pharma Opportunities Fund III, L.P. (“NovaQuest”). NQ HCIF General Partner, L.P., the general partner of NovaQuest (“NovaQuest GP”), has the power to vote and dispose of securities directly owned by NovaQuest, and NQ HCIF GP, Ltd., the general partner of NovaQuest GP (“NovaQuest GP Ltd.”), has the power to direct NovaQuest GP as to such voting and disposition. NovaQuest GP Ltd.’s investment committee makes voting and investment decisions regarding securities held by NovaQuest. NovaQuest GP and NovaQuest GP Ltd. each disclaims beneficial ownership of the securities held by NovaQuest except to the extent of its pecuniary interest therein.

(2) This percentage is calculated based on 23,719,902 shares of common stock, par value $0.001 per share (“Common Stock”), of Revance Therapeutics, Inc. (the “Issuer”), outstanding (as of November 5, 2014), as set forth in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2014.

1	NAMES OF REPORTING PERSONS NQ HCIF General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 3,096,650 (1)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 3,096,650 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,096,650 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.1% (2)
12	TYPE OF REPORTING PERSON PN

(1) These securities are held by NovaQuest. NovaQuest GP, the general partner of NovaQuest, has the power to vote and dispose of securities directly owned by NovaQuest, and NovaQuest GP Ltd., the general partner of NovaQuest GP, has the power to direct NovaQuest GP as to such voting and disposition. NovaQuest GP Ltd.’s investment committee makes voting and investment decisions regarding securities held by NovaQuest. NovaQuest GP and NovaQuest GP Ltd. each disclaims beneficial ownership of the securities held by NovaQuest except to the extent of its pecuniary interest therein.

(2) This percentage is calculated based on 23,719,902 shares of Common Stock outstanding (as of November 5, 2014), as set forth in the Issuer’s Form 10-Q, filed with the Commission on November 13, 2014.

1	NAMES OF REPORTING PERSONS NQ HCIF GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 3,096,650 (1)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 3,096,650 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,096,650 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.1% (2)
12	TYPE OF REPORTING PERSON CO

(1) These securities are held by NovaQuest. NovaQuest GP, the general partner of NovaQuest, has the power to vote and dispose of securities directly owned by NovaQuest, and NovaQuest GP Ltd., the general partner of NovaQuest GP, has the power to direct NovaQuest GP as to such voting and disposition. NovaQuest GP Ltd.’s investment committee makes voting and investment decisions regarding securities held by NovaQuest. NovaQuest GP and NovaQuest GP Ltd. each disclaims beneficial ownership of the securities held by NovaQuest except to the extent of its pecuniary interest therein.

(2) This percentage is calculated based on 23,719,902 shares of Common Stock outstanding (as of November 5, 2014), as set forth in the Issuer’s Form 10-Q, filed with the Commission on November 13, 2014.

Item 1.

(a)	Name of Issuer:

Revance Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

7555 Gateway Boulevard

Newark, CA 94560

Item 2.

(a)	Name of Person Filing:

NovaQuest Pharma Opportunities Fund III, L.P.

NQ HCIF General Partner, L.P.

NQ HCIF GP, Ltd.

(b)	Address of Principal Business Office or, if none, Residence:

As to NovaQuest Pharma Opportunities Fund III, L.P.:

4208 Six Forks Road, Suite 920

Raleigh, NC 27609

As to NQ HCIF General Partner, L.P.:

4208 Six Forks Road, Suite 920

Raleigh, NC 27609

As to NQ HCIF GP, Ltd.:

4208 Six Forks Road, Suite 920

Raleigh, NC 27609

(c)	Citizenship:

As to NovaQuest Pharma Opportunities Fund III, L.P.:

Cayman Islands

As to NQ HCIF General Partner, L.P.:

Cayman Islands

As to NQ HCIF GP, Ltd.:

Cayman Islands

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

761330109

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:

	NovaQuest Pharma Opportunities Fund III, L.P.	3,096,650
	NQ HCIF General Partner, L.P.	3,096,650(1)
	NQ HCIF GP, Ltd.	3,096,650(1)

(b)	Percent of class:

	NovaQuest Pharma Opportunities Fund III, L.P.	13.1%
	NQ HCIF General Partner, L.P.	13.1%
	NQ HCIF GP, Ltd.	13.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote of:

NovaQuest Pharma Opportunities Fund III, L.P.	0
NQ HCIF General Partner, L.P.	0
NQ HCIF GP, Ltd.	0

(ii)	Shared power to vote or to direct the vote of:

NovaQuest Pharma Opportunities Fund III, L.P.	3,096,650
NQ HCIF General Partner, L.P.	3,096,650(1)
NQ HCIF GP, Ltd.	3,096,650(1)

(iii)	Sole power to dispose or to direct the disposition of:

NovaQuest Pharma Opportunities Fund III, L.P.	0
NQ HCIF General Partner, L.P.	0
NQ HCIF GP, Ltd.	0

(iv)	Shared power to dispose or to direct the disposition of:

NovaQuest Pharma Opportunities Fund III, L.P.	3,096,650
NQ HCIF General Partner, L.P.	3,096,650(1)
NQ HCIF GP, Ltd.	3,096,650(1)

(1) These securities are held by NovaQuest. NovaQuest GP, the general partner of NovaQuest, has the power to vote and dispose of securities directly owned by NovaQuest, and NovaQuest GP Ltd., the general partner of NovaQuest GP, has the power to direct NovaQuest GP as to such voting and disposition. NovaQuest GP Ltd.’s investment committee makes voting and investment decisions regarding securities held by NovaQuest. NovaQuest GP and NovaQuest GP Ltd. each disclaims beneficial ownership of the securities held by NovaQuest except to the extent of its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2015

NovaQuest Pharma Opportunities Fund III, L.P.

By:	NQ HCIF General Partner, L.P., its General Partner

	By:	NQ HCIF GP, Ltd., its General Partner

	By:	/s/ John L. Bradley, Jr.
Name: John L. Bradley, Jr.
Title: Director

NQ HCIF General Partner, L.P.

By:	NQ HCIF GP, Ltd., its General Partner

By:	/s/ John L. Bradley, Jr.
Name: John L. Bradley, Jr.
Title: Director

NQ HCIF GP, Ltd.

By:	/s/ John L. Bradley, Jr.
Name: John L. Bradley, Jr.
Title: Director

MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement